

November 17, 2014

Via E-mail
Mr. Rick T. Dillon
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive
Suite 1000
Chicago, IL 60606

> **Re: Century Aluminum Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Response submitted October 31, 2014**
> **File No. 001-34474**

Dear Mr. Dillon:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Six Months Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 39

1.   We note your response to comment two from our letter dated October 17, 2014. You state that you do not reverse the lower of cost of market (LCM) inventory reserve and that your accounting treatment of the LCM inventory reserve is in accordance with ASC 335-10-35. However, your proposed disclosure states cost of goods sold was positively impacted in the second quarter of 2014 due to valuation adjustments. Please further explain how the valuation adjustment positively impacts cost of goods sold. If this

positive impact is due to the change in the valuation adjustment from period to period, please further clarify your proposed disclosure to state your average turnover of inventory and the relationship of the turnover rate to the positive impact on cost of goods sold. In addition, please confirm the proposed disclosure will replace, rather than only supplement, your current disclosure. Please provide the draft disclosure to be included in future filings.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining